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                            June 4, 2024

       Richard Maue
       Chief Financial Officer
       Crane Company
       100 First Stamford Place
       Stamford CT 06902

                                                        Re: Crane Company
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            Response dated May
31, 2024
                                                            File No. 001-41570

       Dear Richard Maue:

              We have reviewed your May 31, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 28,
       2024 letter.

       Form 10-K for the Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results from Operations - For the Years ended December 31, 2023, 2022 and 2021, page 23

   1. We note your response to our prior comment 1 that you will revise to define core sales as
                                                        "change in sales
excluding the impact of foreign currency translation, acquisitions, and divestitures." However,
we believe that core sales and core sales growth should be
                                                        identified as non-GAAP
financial measures and the disclosures required by Item 10(e) of
                                                        Regulation S-K, such as
the reconciliation to the most comparable GAAP measure, should be provided when the
measures are disclosed in your filings. Please revise future filings accordingly.
              Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 if
       you have questions regarding comments on the financial statements and related matters.
 Richard Maue
Crane Company
June 4, 2024
Page 2




FirstName LastNameRichard Maue   Sincerely,
Comapany NameCrane Company
                                 Division of Corporation Finance
June 4, 2024 Page 2              Office of Manufacturing
FirstName LastName